Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc. Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

2

News Release

FOR IMMEDIATE RELEASE

Manulife Financial Corporation and John Hancock Financial Services to Merge in
Cdn$15 billion (US$11 billion) transaction

Creates Leading Global Insurance Franchise

Manulife’s Dominic D’Alessandro to be President & CEO

Hancock’s David D’Alessandro to be COO and Future President
Continues as Chairman & CEO of John Hancock

Toronto Remains Global Headquarters
North American Businesses to be Headquartered in Boston

Analyst Presentation at 9:30 a.m.; News Conference at 10:30 a.m. ET Monday, September 29, 2003

(Toronto & Boston, September 28, 2003) — Manulife Financial Corporation (TSX, NYSE: MFC) and John Hancock Financial Services, Inc. (NYSE: JHF) today announced that their Boards of Directors have each unanimously agreed to a tax-free, stock-for-stock merger of the companies, creating a leading global insurance franchise, valued at Cdn$34.7 billion (US$25.6 billion) based on closing stock prices on September 24, 2003, before rumours affected the stock of each company. The combined companies’ competitive strength will be marked by the diversity and depth of their products and distribution, a leading position in the marketplace across all of its core business lines and economies of scale.

Under the terms of the merger, John Hancock common shareholders will receive 1.1853 Manulife common shares for each John Hancock common share, representing a price of US$37.60, a premium of 18.5 per cent, based on unaffected share prices as of September 24, 2003. Manulife intends to invest up to Cdn$3 billion (US$2.2 billion) for the repurchase of its common shares. Purchases will be made subject to market circumstances and applicable regulatory requirements.

Manulife’s Dominic D’Alessandro will be President & Chief Executive Officer of the combined entity, which will have its global headquarters in Toronto, Canada.

Hancock’s David D’Alessandro will become Chief Operating Officer and future President of Manulife when the transaction is complete. (His appointment to President will take effect 12 months after the

www.manulife.com	www.jhancock.com

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

transaction closes.) He will report to Dominic D’Alessandro. Dominic D’Alessandro and David D’Alessandro are not related.

David D’Alessandro will remain Chairman & Chief Executive Officer of John Hancock Financial Services. In that capacity, he will direct the combined companies’ North American retail and group businesses, which will be headquartered in Boston, Massachusetts. John Hancock’s Canadian subsidiary Maritime Life, headquartered in Halifax, Canada, will become part of the integrated Canadian division of Manulife and part of the North American division.

The combined company will market products and services under multiple brands including John Hancock in the United States and Manulife in Canada and the United States.

“We see this as a unique strategic opportunity,” said Manulife’s Mr. D’Alessandro, “to combine two exceptionally strong companies into a single, integrated, global market leader whose scale and capital base will drive even greater growth and shareholder value. The benefits of this transaction are many, strengthening our position in each of our core businesses.

“The merger also enables us to create the largest life insurance company in Canada, and indeed, the second largest in North America. That is good news for those who believe it is important that we invest in the economic strength of our country, as we expect to maintain significant operations in our Canadian headquarters in Kitchener-Waterloo, as well as Halifax, Montreal, Toronto and the regional offices across the country,” he added.

“We believe this transaction is good for our shareholders, our employees and our community,” said Hancock’s Mr. D’Alessandro. “Not only is consolidation in our industry inevitable, but for companies of our size to compete and grow in the future, it is necessary. This transaction gives us the scale, capital base and diversity of product and distribution to grow as a business, as well as the ability for John Hancock to remain strong and rooted in the City of Boston.”

The combination of John Hancock’s Asian businesses with Manulife’s strong base in Hong Kong, China, Japan and Southeast Asia will expand the operations to 11 countries and territories, resulting in one of the most extensive life insurance franchises in all of Asia.

Both executives emphasized that Manulife and Hancock “complement each other in ways that build on our respective strengths as well as unlock new opportunities for earnings growth that would not exist but for this combination.” As a result of the combination, they said, the entity and its shareholders should benefit from:

•	Greatly enhanced scale across a diversified set of businesses;

•	A significantly expanded capital base;

•	Access to deeper and more diversified distribution capabilities;

•	A more diverse and competitive product line, and the ability to make each company’s best products available to all distributors;

•	Having several strong, high quality brands to market, including John Hancock, which will be the primary brand in the United States, and Manulife Financial, which will be the primary brand in Canada;

•	Increased capacity to grow profitable core business lines;

•	Stronger positions in all core business lines;

•	A more diversified and balanced earnings base, 54 per cent of which came from life insurance business based on combined 2002 net income;

•	Consolidation of operations in the United States, Canada and Asia with estimated cost savings of Cdn$350 million (US$255 million) by the end of three years.

The transaction is expected to be accretive to Manulife’s standalone net income by two per cent or Cdn$0.08 (US$0.06) per share, excluding one-time charges, for nine months of 2004, with accretion rising to eight per cent or Cdn$0.32 (US$0.23) a share in 2005.

As President & CEO, Dominic D’Alessandro will oversee all aspects of the combined company’s business from its global headquarters in Toronto, including investments, reinsurance, operations in Japan and Asia, and central corporate functions. David D’Alessandro will oversee integration of the two companies and lead its consolidated North American operations, which, based on 2002 earnings, would account for 67 per cent of the combined entity’s net income and encompass all insurance, annuity, group health, mutual fund, pension and 401(k) business lines in the United States and Canada.

Most of John Hancock’s senior executive team is expected to remain with the company. Manulife’s U.S. subsidiary, Manulife USA, has a substantial presence in Boston and most of its senior executive team is expected to join the consolidated operation.

Manulife’s Executive Committee will consist of Dominic D’Alessandro and David D’Alessandro, along with Senior Executive Vice Presidents from Manulife and John Hancock Financial Services. Reporting to Dominic D’Alessandro will be Victor Apps, Donald Guloien, John Mather, Trevor Matthews and Peter Rubenovitch. Reporting to David D’Alessandro will be James Benson, Wayne Budd, John D. DesPrez III, Bruce Gordon and Tom Moloney.

The merger is subject to customary closing conditions, including receipt of required regulatory approvals and approval by John Hancock stockholders. Company officials expect that the merger will close in the second quarter of 2004.

At a glance

The combined entity would have:

•	A market capitalization of Cdn$34.7 billion (US$25.6 billion) based on unaffected share prices as of September 24, 2003;

•	Combined net income of Cdn$2.2 billion (US$1.4 billion) based on 2002 net income, 67 per cent of which came from the North American operation;

•	Assets under management of Cdn$333 billion (US$246 billion) as at June 30, 2003.

Note to Editors: A Fact Sheet with further information on the combined company is available at http://files.newswire.ca/16/manulife0929.pdf.

Calculation of Combined Financial Data

The statements of combined net income and assets under management in this release and the attached fact sheet are estimates and have been calculated by adding similar category information from the companies’ separate filings with the Securities Exchange Commission. Because Manulife uses Canadian GAAP and John Hancock uses U.S. GAAP, the calculation method described above may result in amounts that differ from amounts resulting from the application of either form of GAAP to the combined entity in the future.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$144.3 billion as at June 30, 2003.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

About John Hancock

John Hancock Financial Services, Inc. (NYSE: JHF) and its affiliated companies provide a broad array of insurance and investment products and services to retail and institutional customers. As of June 30, 2003, John Hancock and its subsidiaries had total assets under management of US$139.7 billion. John Hancock can be found on the Internet at www.jhancock.com.

Analyst Presentation

Investment Community Analyst Call

Manulife Financial Corporation will host a joint Investment Community Analyst Call with Dominic D’Alessandro from Manulife and David D’Alessandro from Hancock, as well as the CFOs from both companies, at 9:30 a.m. ET on Monday, September 29, 2003. For local and international locations, please call (416) 695-5259 and toll free in North America please call 1-877-888-4210. Please call in at least fifteen minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 12:00 p.m. ET Monday, September 29, 2003 until midnight ET, Monday, October 6, 2003 by calling (416) 695-6052 or 1-800-293-6441.

The conference call will also be Webcast through Canada News Wire’s Web site at 9:30 a.m. ET on Monday, September 29, 2003. You may access the Webcast at:
http://webevents.broadcast.com/cnw/manulife_2_20030929. An archived version of the Webcast will be available later on the Web site at the same URL as above for 90 days.

The Analyst Presentation will also be available for download from the same Web site at:
http://webevents.broadcast.com/cnw/manulife_2_20030929 on September 29, 2003. It will be available for download before the Webcast begins.

Media Alert — Joint News Conference

News Conference

Manulife Financial Corporation will host a joint News Conference with Dominic D’Alessandro from Manulife and David D’Alessandro from Hancock at its Head Office in the Syd Jackson Theatre, South Tower, Main Floor, 200 Bloor Street East, Toronto from 10:30 a.m. ET on Monday, September 29, 2003. Media should enter from the St. Paul’s Square entrance.

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Manulife’s and John Hancock’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

For further information, please contact:

Media inquiries:	Investor Relations:

Manulife Financial	Manulife Financial
Donna Morrison Lindell	Edwina Stoate
(416) 926-5226	1-800-795-9767 or (416) 926-3490
donna_morrison@manulife.com	investor_relations@manulife.com

John Hancock	John Hancock
Stephen Burgay	Jean Peters
(617) 572-6507	(617) 572-9282
sburgay@jhancock.com	jpeters@jhancock.com

Alicia Charity
(617) 572-0882
acharity@jhancock.com

Manulife Financial and John Hancock
Fact Sheet

Manulife Financial	Headquarters: Toronto	Web Site:
Corporation		www.manulife.com
(TSX/NYSE/PSE: MFC SEHK: 0945)

Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company, a Canadian domiciled life insurance company. The company and its subsidiaries provide a range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in Canada, the United States and Asia. It also offers reinsurance services, primarily life retrocession, and provides investment management services with respect to its general fund assets, segregated fund assets and mutual funds, and, in Canada and Asia, to institutional customers. Manulife’s business segments include U.S., Canadian, Asian, Japan and Reinsurance divisions.

John Hancock Financial	Headquarters: Boston	Web Site:
Services, Inc. (NYSE: JHF)		www.jhancock.com

John Hancock Financial Services, Inc. is a financial services company that provides insurance and investment products and services to retail and institutional customers, primarily in North America. The company operates its business in six segments. Two segments serve primarily retail customers and two segments serve primarily institutional customers. John Hancock’s retail segments are the protection segment and the asset-gathering segment. Its institutional segments are the guaranteed and structured financial products segment and the investment management segment. The company’s fifth segment includes the operations of The Maritime Life Assurance Company, its Canadian-based life insurance company, which serves both retail and institutional customers. The company’s sixth segment is the corporate and other segment.

An Industry Leader

The merger of Manulife and John Hancock will turn two exceptionally strong and complementary companies into a leading competitor whose products, distribution, scale across a diversified set of businesses, and strong capital base will have the potential for even greater growth and shareholder value.

Based on market capitalization, the new company will be the second largest life insurer in North America and the fifth largest in the world.

The combined entity also will have a more diversified and balanced earnings base. For the year ended December 31, 2002, approximately 67% of net income of the combined company, excluding corporate and other, came from North American operations, which include U.S. Protection, U.S. Wealth Management and Canada (see footnote to chart). In 2002, approximately 54% came from the company’s life insurance businesses.

Proven Leadership

Manulife’s Dominic D’Alessandro will be President and Chief Executive Officer of the combined entity which will have its global headquarters in Toronto, Canada.

Hancock’s David D’Alessandro will be Chief Operating Officer and future President of Manulife, and direct the combined company’s North American protection and wealth management businesses which will be headquartered in Boston, Massachusetts.

Offer Highlights

•	The offer of 1.1853 Manulife common shares for each Hancock common share represents a price of US$37.60 (C$51.43) per share and a premium of 18.5%, based on closing stock prices on September 24, 2003, a date prior to market rumors of the merger.

•	US$37.60 (C$51.43) per share is 121.2% above Hancock’s IPO price of US$17 per share in January of 2000.

•	At US$37.60 (C$51.43), the transaction price to book value* is 1.67, without FAS 115 mark to market of securities, and 1.36, with FAS 115.

*as of 06/30/2003

Key Financial Data1

Combined 2002 net income for Manulife and John Hancock was about US$1.4 billion, C$2.2 billion.2

	Manulife	John Hancock	Combined

($ in billions except per share amounts)
Market Capitalization	US$14.7	US$9.2	US$25.6
(09/24/03)[3]	C$19.8	C$12.5	C$34.7
Book Value (06/30/03)[4]	US$6.3	US$6.5	US$17.1
	C$8.5	C$8.8	C$23.2
(ex FAS 115)
Book Value, per share	US$13.63	US$22.57	US$21.38
(06/30/03)[4]	C$18.47	C$30.59	C$28.97
(ex FAS 115)
Assets Under Management	US$106	US$140	US$246
(06/30/03)	C$144	C$189	C$333

Financial Strength and Claims Paying Ability

The merger will take two financially strong companies and create a single company that will be even stronger over both the short- and long-term.

	S&P		Moody's	A.M. Best	Fitch		DBRS

The Manufacturers Life Insurance Company	AA	+	Aa2	A++	AA	+	IC-1
John Hancock Life Insurance Co.	AA		Aa3	A++	AA

Investment Strength

The combined companies should benefit from a diversified and stable investment portfolio.

Bond Quality	Manulife	John Hancock	Combined
(as at 6/30/03)	(US$31.2 billion)	(US$54.2 billion)	(US$85.4 billion)
	(C$42.3 billion)	(C$72.7 billion)	(C$115.0 billion)

A, AA, AAA	80%	45%	58%
BBB	16%	44%	34%
BB and lower	4%	11%	8%

[1]2002 Shareholders’ net income converted at an exchange rate of $1.5705; balance sheet items as of 06/30/2003 converted at an exchange rate of $1.3553; 09/24/2003 market capitalization converted at an exchange rate of $1.3677.

[2]2002 Shareholders’ net income, excluding corporate segment. MFC based on CGAAP, JHF based on USGAAP. Converted at an exchange rate of $1.5705.

[3]John Hancock stand alone market capitalization as of 09/24/03 is based on US$31.72 and 289 million shares outstanding. For combined market capitalization, Manulife data is based on closing share price of C$42.87 and 462.751 million shares outstanding on 09/24/03. Hancock data for the combined market capitalization is based on 289 million shares outstanding and an implied purchase price of US$37.60 based on an exchange ratio of 1.1853 and Manulife closing price of US$31.72 on the NYSE and C$42.87 on the TSX on 09/24/2003.

[4]Book value for the combined entity is in CGAAP, unaudited.

A Diverse and Competitive Product Line

Revenue growth opportunities will result from the combined companies’ ability to make each other’s best and most competitive products available for sale through a deeper, more diversified distribution network.

The combined company will begin with market leadership positions across many key retail products, including in all of its core protection and wealth management businesses.

For example, in U.S. individual life insurance sales, based on 2002 sales, Manulife and John Hancock will rank 16th and 8th, respectively; combined, they will rank 4th. In Canada, the combined individual life insurance sales of Manulife and John Hancock will rank 1st.*

The new company will rank 1st in sales of small case 401(k) pension plans and 2nd in long term care insurance, and will be a top 10 player in both fixed and variable annuities in the U.S., based on 2002 sales.

Sources this page for U.S. rankings: LIMRA 2002 sales data for retail products and 401(k) pensions. LIMRA/Stable Value Association 2002 survey for Institutional GICs.

Sources this page for Canadian rankings: Fraser Group, Group Universe Report, June 27, 2003, for group life and health. All others, LIMRA 2002 sales data.

*tied with Great-West Life Assurance Company.

U.S. 2002 Industry Rank By Sales

Product	Manulife	John Hancock	Combined

Individual Life Insurance	16	8	4
Variable Annuities	11	28	8
Fixed Annuities	—	10	10
LTC	—	2	2
401(k) Pensions (small case)	1	—	1
Institutional GICs	—	8	8

Canadian 2002 Industry Rank By Sales

Product	Manulife	John Hancock	Combined

Individual Life Insurance	4	8	1	*
Group Life	2	3	1	*
Group Health	3	4	2
Individual Fixed Annuities	2	6	1
Segregated Funds	2	3	2
Group Pensions	6	4	4

Powerful Distribution

With complementary distribution networks, Manulife and John Hancock combined will be well positioned to sell its diverse and competitive product line and more effectively generate new revenue opportunities.

Distribution Channels	Relative Strengths

	Manulife	John Hancock	Combined

US Agency Force	None	Strong	Strong
US Insurance Brokerage	Strong	Modest	Strong
US Bank Fixed Annuity	None	Strong	Strong
US B/D Variable Annuity	Strong	Modest	Strong
US B/D Mutual Funds	None	Strong	Strong
US LTC Brokerage	None	Strong	Strong
US 401(k) — TPA & B/D	Strong	None	Strong
CDN Stock Brokerage Firms	Strong	Modest	Strong
CDN Managing G.A.s	Modest	Strong	Strong
CDN Ind. Financial Advisors	Strong	None	Strong
Asia Agency Force	Strong	Modest	Strong
Total Active Distributors	65,000	57,000	122,000

Worldwide Employee Base

The combined company will have approximately 20,000 employees located in Canada, the U.S. and Asia.

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting;

the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife Financial Corporation nor John Hancock Financial Services, Inc. undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock Financial Services, Inc. and Manulife Financial Corporation. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for its stockholders, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock Financial Services, Inc.’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock Financial Services, Inc. or Manulife Financial Corporation will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Financial Services, Inc. Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Financial Corporation Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife Financial Corporation, John Hancock Financial Services, Inc. and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock Financial Services, Inc.’s directors and executive officers is available in John Hancock Financial Services, Inc.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife Financial Corporation’s directors and executive officers is available in Manulife Financial Corporation’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.